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SEC FILE NUMBER
8-71101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Consello Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

590 Madison Avenue, 26th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eliron Ozarko	(212) 320-8926	eliron.ozarko@consello.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Dr., Ste 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yosuke Nishibayashi _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Consello Financial LLC _____, as of 12/31 _____, 2 025 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Yosuke Nishibayashi   Digitally signed by Yosuke Nishibayashi
Date: 2026.02.24 14:47:15 -05'00'

Title:
Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Consello Financial LLC

Financial Report

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.

Consello Financial LLC
Table of Contents
December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Consello Financial LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Consello Financial LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Supplemental Information
The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2025.

Chicago, Illinois
March 25, 2026

Consello Financial LLC

Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	3,152,295
Other Assets		8,346
TOTAL ASSETS	$	3,160,641

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

Accounts Payable and Accrued Expenses	$	81,250
Due to Related Party		1,163,542
TOTAL LIABILITIES	$	1,244,792
MEMBER'S CAPITAL		1,915,849
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	3,160,641

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

3

Consello Financial LLC

Statement of Operations
For the Year Ended December 31, 2025

REVENUE

Advisory and Transaction Services	$	3,000,000
Total Revenues	$	3,000,000

OPERATING EXPENSES

Compensation and Benefits		4,091,204
Professional Service Fees		515,894
Occupancy		286,185
Travel and Entertainment		9,250
Other		33,868
Total Operating Expenses	$	4,936,401
NET LOSS	$	(1,936,401)

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

4

Consello Financial LLC

Statement of Changes in Member's Capital
For the Year Ended December 31, 2025

BALANCE, JANUARY 1, 2025	$	377,250
Contributions		3,475,000
Net Loss		(1,936,401)
BALANCE, DECEMBER 31, 2025	$	1,915,849

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Consello Financial LLC

Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(1,936,401)
Change in Operating Assets and Liabilities:		
Other Assets	$	(7,877)
Accounts Payable and Accrued Expenses	$	(1,416,648)
Due to Related Party	$	2,174,916
Net Cash Provided by Operating Activities	$	750,391

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions	$	2,000,000
Net Cash Provided by Financing Activities	$	2,000,000
Net Change in Cash	$	813,990
Cash at January 1, 2025	$	2,338,305
Cash at December 31, 2025	$	3,152,295

Supplemental Cash Flow Information

Non-cash contribution from Member	$	1,475,000

The accompanying notes are an integral part of these financial statements.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Notes to the Financial Statements
December 31, 2025

NOTE 1 - ORGANIZATION AND NATURE OF OPERATION

Consello Financial LLC ("the Company") is a Delaware limited liability company formed on March 9, 2022, and is wholly owned by Consello MB Holdings LLC (the "Parent" or "Member"). The Company was approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of Financial Industry Regulatory Authority, Inc. ("FINRA") on February 7, 2024 signifying the commencement of broker-dealer operations. The Company was established to provide investment banking and strategic advisory services for mergers and acquisitions as well as the private placement of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). All amounts are expressed in United States Dollars ("U.S. Dollars") unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions in the financial statements and accompanying notes. Management belives that the estimates utiltized in preparation of the financial statements are prudent and reasonable so that the financial statements are presented fairly. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers", which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Total revenues reflect fees for the provision of transaction-related advisory services. For the year ended December 31, 2025, advisory agreements included a success fee contingent on the successful completion of a transaction. This is typically a one-time fee and is recognized once the transaction is closed and all performance obligations for the success fee are met in accordance with a signed engagement letter. There were no contract assets or liabilities related to contracts with customers as of January 1, 2025 and December 31, 2025.

Notes to the Financial Statements
December 31, 2025

Accounts Payable and Accrued Expenses

The Company recognizes accounts payable and accrued expenses when a liability arises or from the incurrence of an expense, respectively. Accounts payable are measured at the invoice amount. Accrued expenses are measured at the estimated amount of the expense, based on available information.

Segment Reporting

In accordance with ASC 280, Segment Reporting ("ASC 280"), the Company manages and reports its activities as one operating segment.

During the year ended December 31, 2025, the Company engaged in a single line of business as a broker-dealer, which was the provision of transaction-related advisory services. The measure of segment assets is reported on the statement of financial condition as total assets. The Chief Operating Decision Maker ("CODM") of the segment is the Company's executive management team comprised of the Chief Executive Officer, Chief Financial Officer, and the Chief Operating Officer. The CODM uses net income as reported on the statement of operations as well as excess net capital (see Note 7), which is not a measure of profit and loss, to assess overall performance and to make decisions on budgeting, investment priorities, and spending levels while maintaining capital adequacy. These measures inform decisions regarding personnel additions, cost management actions, and allocation of capital to support growth initiatives.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure assets and profit and loss of the segment are the same as those described in the summary of significant accounting policies. Other expenses include insurance, regulatory expenses, information technology and communication expenses.

NOTE 3 - CONCENTRATION OF RISK

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federally insured limits. The Company monitors such credit risks and has not experienced any losses related to such risks. On December 31, 2025, the bank balance exceeded the federally insured limit by $2,902,295.

Notes to Financial Statements
December 31, 2025

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has related party transactions with the Parent and affiliates. For the year ended December 31, 2025, the Company received cash contributions from the Parent of $2,000,000 and made no distributions to the Parent. During the year, the Parent forgave $1,475,000 of liabilities incurred by the Company through the allocation of expenses through capital contributions.

Additionally, the Company is party to an Expense Sharing Agreement ("the Agreement") with Consello LLC ("Shared Services Entity"), an affiliate under common control.

Under the Agreement, the Shared Services Entity provides the Company with management facilities, general business services, and certain other allocated expenses. These include employee compensation and benefits, accounting, compliance, legal services, office lease and maintenance, IT and communications, insurance, and other necessary costs. Some expenses are allocated based on services provided and charges related to the Company's New York premises. As of December 31, 2025, the amount due to the affiliate for the related expenses was $1,163,542.

For the year ended December 31, 2025, the Company incurred $4,651,646 of expenses for services provided by the Shared Services Entity. The Company pays the Shared Services Entity its fully allocated costs for the services provided on a monthly basis.

The Company has incurred recurring net losses, which raises substantial doubt about its ability to continue as a going concern. Management's plan to provide financial support mitigates this doubt. The Company was formed to provide investment banking and strategic advisory services as an ancillary offering to the Parent's broader advisory business, and the Parent has committed to continue funding the Company for at least twelve months from March 25, 2026, the date the financial statements were issued. Management believes this commitment will enable the Company to meet its obligations and continue operating as a going concern.

NOTE 5 - INCOME TAXES

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state tax purposes. The Company does not file a federal or state tax return, but its taxable income is reported as part of the Parent's federal and state tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with the FASB ASC 740, Income Taxes. Under that guidance the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2025, the Company did not have uncertain tax positions with respect to income-based taxes that had a material impact on the Company's financial statements. The Company and Parent are subject to income tax examinations by major tax authorities and have been since inception.

NOTE 6 - INDEMNIFICATIONS

The Company maintains indemnification provisions for its managers, officers and employees to the fullest extent permitted by applicable law. These provisions cover liabilities, costs, and expenses arising from actions taken in good faith within the scope of their duties on behalf of the Company. Indemnification does not extend to acts of fraud, gross negligence, or willful misconduct.

Additionally, the Company maintains insurance coverage, including errors and omissions ("E&O") and directors and officers ("D&O") liability insurance, to provide further financial protection in qualifying circumstances. However, such insurance may not cover all claims, and coverage is subject to policy terms, exclusions, and limitations.

Notes to Financial Statements
December 31, 2025

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,907,503, which was $1,824,517 in excess of required minimum net capital of $82,986. At December 31, 2025, the ratio of aggregate indebtedness to net capital was .653 to 1.

The Company does not claim exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3. The firm operates as a broker-dealer that limits its business activities exclusively to (i) engaging in private placements of securities and (ii) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. As such, the Company does not hold customer funds or securities and is not required to maintain a reserve account pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 8 - SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. There were no material subsequent events that required recognition or additional disclosures in the financial statements.

Consello Financial LLC

Schedule I - Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2025

Capital per Statement of Financial Condition	$	1,915,849
Nonallowable Assets:		
Other Assets		(8,346)
Net Capital Before Haircuts		1,907,503
Haircuts		-
Net Capital	$	1,907,503
Amounts Included in Total Liabilities which represent Aggregate Indebtedness		1,244,792
Minimum Net Capital Required (the greater of $5,000 or 6.67% of Aggregate Indebtedness)		82,986
Excess Net Capital	$	1,824,517
Ratio of Aggregate Indebtedness to Net Capital		.653 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2025, as amended and filed on March 24, 2026.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

Consello Financial LLC

Schedule II – Computation for Determination of Reserve Requirements
and Information Relating to Possession and Control Requirements to Rule 15c3-3 of the
Securities Exchange Act of 1934
December 31, 2025

The Company limits its business activities pursuant to Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Consello Financial LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Consello Financial LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging in private placements of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to engaging in private placements of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

RSM US LLP

Chicago, Illinois
March 25, 2026



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Consello Financial LLC's Exemption Report

Consello Financial LLC (the <u>"Company"</u>) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging in private placements of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Consello Financial LLC

I, Yosuke Nishibayashi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Chief Executive Officer – Consello Financial LLC

Date: March 25, 2026